SCHEDULE 13D

CUSIP No. 880775101	Page 1 of 21 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Terayon Communication Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

880775101 (CUSIP Number)

Robert Raynard
Walden VC, LLC
750 Battery Street
San Francisco, CA 94111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (§)(§) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

SCHEDULE 13D

CUSIP No. 880775101	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON: Walden VC II, L.P. S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

	7	SOLE VOTING POWER 3,042,058

NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0

EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 3,042,058

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,042,058

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 880775101	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON: Walden VC II-Side, L.P. S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

	7	SOLE VOTING POWER 262,442

NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0

EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 262,442

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,442

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 880775101	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON: Walden Capital Partners II, L.P. S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

	7	SOLE VOTING POWER 911,630

NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0

EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 911,630

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 911,630

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 880775101	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON: Walden VC, LLC S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

	7	SOLE VOTING POWER 3,304,500

NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0

EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 3,304,500

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,304,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 880775101	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON: Walden Partners II, L.P. S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

	7	SOLE VOTING POWER 911,630

NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0

EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 911,630

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 911,630

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%

14	TYPE OF REPORTING PERSON (See Instructions) LP

SCHEDULE 13D

CUSIP No. 880775101	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON: Arthur Berliner S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF/WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

	7	SOLE VOTING POWER 476 (1)

NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,291,130

EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 476 (1)

	10	SHARED DISPOSITIVE POWER 4,291,130

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,291,606

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Shares held by Arthur S. Berliner Family Trust Dated 4/24/85.

SCHEDULE 13D

CUSIP No. 880775101	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON: Richard LeFurgy S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF/WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7	SOLE VOTING POWER 5,000

NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,304,500

EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 5,000

	10	SHARED DISPOSITIVE POWER 3,304,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,309,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 880775101	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON: Steven Eskenazi S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7	SOLE VOTING POWER 0

NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,304,500

EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 3,304,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,304,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 880775101	Page 10 of 21 Pages

1	NAME OF REPORTING PERSON: Lawrence Marcus S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7	SOLE VOTING POWER 40,000

NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,304,500

EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 40,000

	10	SHARED DISPOSITIVE POWER 3,304,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,344,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 880775101	Page 11 of 21 Pages

1	NAME OF REPORTING PERSON: Philip Sanderson S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7	SOLE VOTING POWER 33,200

NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,304,500

EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 33,200

	10	SHARED DISPOSITIVE POWER 3,304,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,337,700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 880775101	Page 12 of 21 Pages

1	NAME OF REPORTING PERSON: George Sarlo S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF/WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7	SOLE VOTING POWER 756,800 (2)

NUMBER OF SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,312,630

EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 756,800 (2)

	10	SHARED DISPOSITIVE POWER 2,312,630

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,069,430

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%

14	TYPE OF REPORTING PERSON (See Instructions) IN

(2)	89,400 shares held by the George S. Sarlo Charitable Remainder Trust Dated July 14, 1995 and 667,400 shares held by the George S. Sarlo Revocable Trust Dated 12/23/91.

SCHEDULE 13D

CUSIP No. 880775101	Page 13 of 21 Pages

Item 1.    Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.001 (“Common Stock”) of Terayon Communication Systems, Inc., a Delaware corporation (“TERN”). TERN’s principal executive offices are located at 601 Brannan Street, San Francisco, California 94107.

Item 2.    Identity and Background.

This Schedule 13D is being jointly filed by (1) WaldenVC II, L.P., a California limited partnership (“VC2”), (2) WaldenVC II-Side, L.P., a California limited partnership (“WVC2-Side”), (3) WaldenVC, LLC, a California limited liability company (“WVC”), (4) Walden Capital Partners II, L.P., a California limited partnership (“WCAP2”), (5) Walden Partners II, L.P., a California limited partnership (“WP2”), (6) Arthur Berliner, a natural person, (7) Steven Eskenazi, a natural person, (8) Richard LeFurgy, a natural person, (9) Lawrence Marcus, a natural person, (10) Philip Sanderson, a natural person, and (11) George Sarlo, a natural person, collectively identified hereinafter as the “Reporting Persons.”

VC2 is a limited partnership organized under the laws of California. Its principal business is making investments.

WVC2-Side is a limited partnership organized under the laws of California. Its principal business is making investments.

WCAP2 is a limited partnership organized under the laws of California. Its principal business is making investments.

WVC is a limited liability company organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of VC2 and WVC2-Side.

WP2 is a limited partnership organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of WCAP2.

Arthur Berliner is a manager of WVC and a general partner of WP2. Mr. Berliner is a citizen of the United States of America.

Steven Eskenazi is a manager of WVC. Mr. Eskenazi is a citizen of the United States of America.

Richard LeFurgy is a manager of WVC. Mr. LeFurgy is a citizen of the United States of America.

Lawrence Marcus is a manager of WVC. Mr. Marcus is a citizen of the United States of America.

Philip Sanderson is a manager of WVC. Mr. Sanderson is a citizen of the United States of America.

George Sarlo is a general partner of WP2. Mr. Sarlo is a citizen of the United States of America.

The business address of each of the Reporting Persons is 750 Battery Street, San Francisco, California 94111. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP No. 880775101	Page 14 of 21 Pages

Item 3.    Source and Amount of Funds or Other Consideration.

VC2 has purchased 3,042,058 shares of TERN’s common stock at a cost of $3,528,976.35 from May 30, 2002 to July 11, 2002 on the open market. The source of the funds was working capital.

WVC2-Side has purchased 262,442 shares of TERN’s common stock at a cost of $304,520.17 from May 30, 2002 to July 11, 2002 on the open market. The source of the funds was working capital.

WCAP2 has purchased 911,630 shares of TERN’s common stock at a cost of $1,509,954.27 from May 30, 2002 to July 11, 2002 on the open market. The source of the funds was working capital.

Richard LeFurgy has purchased 5,000 shares of TERN’s common stock at a cost of $15,000.00 on June 15, 2002 on the open market. The source of the funds was personal funds.

Philip Sanderson has purchased 33,200 shares of TERN’s common stock at a cost of $74,386.00 from May 16, 2002 to June 13, 2002 on the open market. The source of the funds was personal funds.

Item 4.    Purpose of Transaction.

The purchases of the Reporting Persons were made for investment purposes. Each of the Reporting Persons intends to continuously review its investment in TERN, and may in the future determine, either alone or as part of a group, to acquire additional securities of TERN, through open market purchases, private agreements or otherwise. Each of the Reporting Persons may, however, dispose of all or a portion of the shares of Common Stock through open market transactions or in privately negotiated transactions to one or more persons, and may consider alternatives with respect to the securities of the issuer. Notwithstanding anything contained herein, each of the above entities specifically reserves the right to change its intention with respect to any or all such matters.

Except as disclosed above, none of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of TERN, or the disposition of securities of TERN; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TERN or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of TERN or any of its subsidiaries, (d) any change in the present board of directors or management of TERN, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of TERN; (f) any other material change in the TERN’s business or corporate structure; (g) changes in TERN’s charter or bylaws or other actions which may impeded the acquisition of control of the issuer by any person; (h) causing a class of securities of TERN becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

VC2 is the beneficial owner of 3,042,058 shares of common stock. Such shares represent approximately 4.2% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in TERN’s Form 10-Q for the quarter ended March 31, 2002 (“the March 2002 Form 10-Q”). VC2 has sole voting and dispositive power over 3,042,058 shares. During the past sixty days, VC2 has effected the following transactions with respect to the Common Stock:

SCHEDULE 13D

CUSIP No. 880775101	Page 15 of 21 Pages

Transactions of WaldenVC II, L.P.

Date of Transaction	Number of Shares	Cost per Share	Total Amount
6/19/2002	92,063	$1.77	$ 162,956.01
6/21/2002	1,505,233	$1.04	$ 1,565,446.82
6/24/2002	281,806	$1.23	$ 347,753.10
6/25/2002	252,529	$1.24	$ 313,367.74
6/26/2002	133,676	$1.16	$ 155,549.89
6/27/2002	172,434	$1.22	$ 209,994.62
6/28/2002	68,126	$1.34	$ 91,184.34
7/1/2002	155,771	$1.30	$ 203,063.07
7/2/2002	126,495	$1.25	$ 158,034.70
7/3/2002	164,149	$1.25	$ 204,928.11
7/8/2002	51,458	$1.31	$ 67,224.73
7/9/2002	17,459	$1.28	$ 22,352.02
7/11/2002	20,859	$1.30	$ 27,121.20

Each of the above transactions was effected by open market purchase on the NASDAQ National Market System.

WVC2-Side is the beneficial owner of 262,442 shares of TERN’s common stock. Such shares represent approximately 0.4% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. WVC2-Side has sole voting and dispositive power over 262,442 shares. During the past sixty days, WVC2-Side has effected the following transactions with respect to the Common Stock:

Transactions of WaldenVC II-Side, L.P.

Date of Transaction	Number of Shares	Cost per Share	Total Amount
6/19/2002	7,937	$1.77	$ 14,052.99
6/21/2002	129,767	$1.04	$134,962.18
6/24/2002	24,294	$1.23	$ 29,983.30
6/25/2002	21,771	$1.24	$ 27,020.13
6/26/2002	11,524	$1.16	$ 13,413.83
6/27/2002	14,866	$1.22	$ 18,108.31
6/28/2002	5,874	$1.34	$ 7,866.26
7/1/2002	13,429	$1.30	$ 17,506.00
7/2/2002	10,905	$1.25	$ 13,628.12
7/3/2002	14,151	$1.25	$ 17,670.61
7/8/2002	4,542	$1.31	$ 5,933.66
7/9/2002	1,541	$1.28	$ 1,976.98
7/11/2002	1,841	$1.30	$ 2,397.80

Each of the above transactions was effected by open market purchase on the NASDAQ National Market System.

WCAP2 is the beneficial owner of 911,630 shares of TERN’s common stock. Such shares represent approximately 1.3% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. WCAP2 has sole voting and dispositive power over 911,630 shares. During the past sixty days, WCAP2 has effected the following transactions with respect to the Common Stock:

SCHEDULE 13D

CUSIP No. 880775101	Page 16 of 21 Pages

Transactions of Walden Capital Partners II, L.P.

Date of Transaction	Number of Shares	Cost per Share	Total Amount
5/30/2002	2,000	$3.02	$ 6,030.12
5/31/2002	71,000	$2.99	$212,460.18
6/3/2002	37,000	$2.82	$104,494.88
6/4/2002	58,430	$2.78	$162,527.96
6/5/2002	12,100	$2.83	$ 34,274.41
6/7/2002	40,500	$2.62	$106,143.86
6/10/2002	20,000	$2.50	$ 49,993.46
6/11/2002	12,000	$2.44	$ 29,236.15
6/12/2002	8,000	$2.25	$ 18,002.54
6/13/2002	7,000	$1.86	$ 12,995.44
6/14/2002	4,100	$1.49	$ 6,111.03
6/17/2002	5,000	$1.68	$ 8,375.31
6/18/2002	11,800	$1.97	$ 23,265.25
6/19/2002	48,000	$1.77	$ 84,725.32
6/20/2002	7,000	$1.54	$ 10,755.45
6/21/2002	156,900	$0.92	$143,587.48
6/24/2002	84,300	$1.21	$101,953.49
6/25/2002	108,000	$1.24	$133,783.70
6/26/2002	111,600	$1.17	$130,982.12
6/27/2002	53,900	$1.13	$ 61,102.90
6/28/2002	32,000	$1.33	$ 42,473.58
7/1/2002	5,000	$1.29	$ 6,425.31
7/2/2002	16,000	$1.27	$ 20,254.33

Each of the above transactions was effected by open market purchase on the NASDAQ National Market System.

WVC is the beneficial owner of 3,304,500 shares of TERN’s common stock. Such shares represent approximately 4.5% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. WVC has sole voting and dispositive power over 3,304,500 shares. WVC has not engaged in any transactions with respect to these shares in the past sixty days.

WP2 is the beneficial owner of 911,630 shares of TERN’s common stock. Such shares represent approximately 1.3% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. WP2 has sole voting and dispositive power over 911,630 shares. WP2 has not engaged in any transactions with respect to these shares in the past sixty days.

Arthur Berliner is the beneficial owner of 4,291,606 shares of TERN’s common stock. Such shares represent approximately 5.9% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. Mr. Berliner has sole voting and dispositive power over 476 shares and shared voting and dispositive power over 4,291,130 shares. Mr. Berliner shares voting and dispositive power over 911,630

SCHEDULE 13D

CUSIP No. 880775101	Page 17 of 21 Pages

shares with George Sarlo, 3,304,500 shares with Steven Eskenazi, Richard LeFurgy, Lawrence Marcus, and Philip Sanderson, and 75,000 shares with George Sarlo through management of the Walden Management Corporation Pension Plan. Though Mr. Berliner individually has not acquired shares during the past sixty days, on May 6, 2002, the Walden Management Corporation Pension Plan acquired 25,000 shares of Common Stock at a cost per share of $2.70 for a total amount of $67,504.50. This transaction was effected by open market purchase on the NASDAQ National Market System.

Steven Eskenazi is the beneficial owner of 3,304,500 shares of TERN’s common stock. Such shares represent approximately 4.5% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. Mr. Eskenazi has shared voting and dispositive power over 3,304,500 shares. Mr. Eskenazi shares voting and dispositive power over 3,304,500 shares with Arthur Berliner, Richard LeFurgy, Lawrence Marcus, and Philip Sanderson. Mr. Eskenazi has not engaged in any transactions with respect to these shares in the past sixty days.

Richard LeFurgy is the beneficial owner of 3,309,500 shares of TERN’s common stock. Such shares represent approximately 4.6% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. Mr. LeFurgy has sole voting and dispositive power over 5,000 shares. Mr. LeFurgy has shared voting and dispositive power over 3,304,500 shares. Mr. LeFurgy shares voting and dispositive power over 3,304,500 shares with Arthur Berliner, Steven Eskenazi, Lawrence Marcus, and Philip Sanderson. On May 15, 2002, Mr. LeFurgy acquired 5,000 shares of Common Stock at a cost per share of $3.00 for a total amount of $15,000.00. This transaction was effected by open market purchase on the NASDAQ National Market System.

Lawrence Marcus is the beneficial owner of 3,344,500 shares of TERN’s common stock. Such shares represent approximately 4.6% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. Mr. Marcus has sole voting and dispositive power over 40,000 shares. Mr. Marcus has shared voting and dispositive power over 3,304,500 shares. Mr. Marcus shares voting and dispositive power over 3,304,500 shares with Arthur Berliner, Steven Eskenazi, Richard LeFurgy, and Philip Sanderson. On May 3, 2002, Mr. Marcus acquired 5,000 shares of Common Stock at a cost per share of $2.84 for a total amount of $14,200.00. On June 21, 2002, Mr. Marcus acquired 15,000 shares of Common Stock at a cost per share of $0.90 for a total amount of $13,500.00. Each of the above transactions was effected by open market purchase on the NASDAQ National Market System.

Philip Sanderson is the beneficial owner of 3,337,700 shares of TERN’s common stock. Such shares represent approximately 4.6% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. Mr. Sanderson has sole voting and dispositive power over 33,200 shares and shared voting and dispositive power over 3,304,500 shares. Mr. Sanderson shares voting and dispositive power of 3,304,500 shares with Arthur Berliner, Steven Eskenazi, Richard LeFurgy, and Lawrence Marcus. On May 16, 2002, Mr. Sanderson acquired 5,000 shares of Common Stock at a cost per share of $2.82 for a total amount of $14,100.00. On May 20, 2002, Mr. Sanderson acquired 1,000 shares of Common Stock at a cost per share of $2.77 for a total amount of $2,770.00. On May 23, 2002, Mr. Sanderson acquired 9,200 shares of Common Stock at a cost per share of $2.83 for a total amount of $26,036.00. On June 13, 2002 Mr. Sanderson acquired 8,000 shares of Common Stock at a cost per share of $1.86, and 10,000 shares of Common Stock at a cost per share of $1.66 for a total amount of $31,480.00. Each of the above transactions was effected by open market purchase on the NASDAQ National Market System.

George Sarlo is the beneficial owner of 3,069,430 shares of TERN’s common stock. Such shares represent approximately 4.2% of TERN’s common stock based upon 72,732,233 shares of TERN’s common stock outstanding as reported in the March 2002 Form 10-Q. Mr. Sarlo has sole voting and dispositive power over 756,800 shares and shared voting and dispositive power over 2,312,630 shares. Mr. Sarlo shares voting and dispositive power of 911,630 shares with Arthur Berliner and 1,401,000 shares with Arthur Berliner through management of the Walden Management

SCHEDULE 13D

CUSIP No. 880775101	Page 18 of 21 Pages

Corporation Pension Plan. Though Mr. Sarlo individually has not acquired shares during the past sixty days, the George S. Sarlo Charitable Remainder Trust dated July 14, 1995, the George S. Sarlo Revocable Trust dated December 23, 1991 and Walden Management Corporation Pension Plan have effected the following transactions with respect to the Common Stock:

Transactions of George S. Sarlo Charitable Remainder Trust dated 7/14/95

Date of Transaction	Number of Shares	Cost per Share	Total Amount
5/1/2002	7,000	$2.53	$17,712.48
6/6/2002	2,000	$2.79	$ 5,580.12
6/7/2002	8,000	$2.70	$21,585.83
7/2/2002	12,500	$1.26	$15,709.93
7/3/2002	27,900	$1.24	$34,556.40

Transactions of George S. Sarlo Revocable Trust dated 12/23/91

Date of Transaction	Number of Shares	Cost per Share	Total Amount
5/7/2002	29,700	$2.35	$ 69,771.60
6/21/2002	620,700	$0.92	$570,433.99
7/2/2002	2,000	$1.27	$ 2,539.59
7/10/2002	6,000	$1.29	$ 7,729.97
7/17/2002	1,000	$1.53	$ 1,525.06
7/19/2002	8,000	$1.48	$ 11,860.04

Transactions of Walden Management Corporation Pension Plan

Date of Transaction	Number of Shares	Cost per Share	Total Amount
5/6/2002	1,000	$2.62	$ 2,615.06
5/23/2002	11,000	$2.85	$ 31,322.97
5/28/2002	1,200	$2.79	$ 3,346.09
5/29/2002	10,000	$2.83	$ 28,307.92
5/31/2002	6,000	$3.01	$ 18,059.60
6/5/2002	4,000	$2.83	$ 11,329.45
6/6/2002	12,000	$2.86	$ 34,369.00
6/7/2002	22,000	$2.63	$ 57,896.95
6/21/2002	1,140,000	$0.93	$1,060,245.00

Each of the above transactions was effected by open market purchase on the NASDAQ National Market System.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This joint filing is made pursuant to the Joint Filing Agreement dated July 25, 2002 attached as Exhibit 1.

SCHEDULE 13D

CUSIP No. 880775101	Page 19 of 21 Pages

Item 7.    Material to be filed as Exhibits.

EXHIBIT NO.	DESCRIPTION
1.	Joint Filing Agreement dated July 25, 2002.

SCHEDULE 13D

CUSIP No. 880775101	Page 20 of 21 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2002	WaldenVC II, L.P. By: WaldenVC, LLC General Partner By: /s/ ARTHUR BERLINER Arthur Berliner Manager

WaldenVC II-Side, L.P. By: WaldenVC, LLC General Partner By: /s/ ARTHUR BERLINER Arthur Berliner Manager

Walden Capital Partners II, L.P. By: Walden Partners II, L.P. General Partner By: /s/ ARTHUR BERLINER Arthur Berliner General Partner

Walden VC, LLC By: /s/ ARTHUR BERLINER Arthur Berliner Manager

Walden Partners II, L.P. By: /s/ ARTHUR BERLINER Arthur Berliner General Partner

By: /s/ ARTHUR BERLINER Arthur Berliner

SCHEDULE 13D

CUSIP No. 880775101	Page 21 of 21 Pages

By: /s/ STEVEN ESKENAZI Steven Eskenazi

By: /s/ RICHARD LEFURGY Richard LeFurgy

By: /s/ LAWRENCE MARCUS Lawrence Marcus

By: /s/ PHILIP SANDERSON Philip Sanderson

By: /s/ GEORGE SARLO George Sarlo